Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of S&W Seed Company on Form S-8 pertaining to the 2009 Incentive Stock Plan of S&W Seed Company (No. 333-169742) of our report dated September 19, 2011 relating to our audits of the consolidated financial statements of S&W Seed Company that appear in this Annual Report on Form 10-K for the fiscal year ended June 30, 2011.

/s/ M&K CPAS, PLLC

www.mkacpas.com
Houston, Texas
September 26, 2011